September 11, 2020


Mike McKeever
President and Chief Executive Officer
Carvana Receivables Depositor LLC
1930 West Rio Salado Parkway
Tempe, AZ 85281

       Re:    Carvana Receivables Depositor LLC
              Amendment No. 1 to Registration Statement on Form SF-3 Filed September 1, 2020
              File No. 333-239650

Dear Mr. McKeever:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

Form of Prospectus

Credit Enhancement, page 70

1. We note your responses to Comments 8 and 13. Please delete any remaining references to the use of an insurance policy as a form of credit enhancement. For example, we note that the first paragraph on page 70 still references this option.
 Mike McKeever
Carvana Receivables Depositor, LLC
September 11, 2020
Page 2

Exhibits

Exhibit 4.1     Form of Indenture

Section 6.2     Rights of Indenture Trustee, page 45 and Section 7.5
Noteholder
Communications, page 55

2. We note your responses to Comments 20 and 21 and reissue in part. On page 91 of your
   form of prospectus, you state that    [a]ny Noteholder will be entitled to
make a repurchase
   request regarding a breach of the representations and warranties related to a Receivable to the
   Indenture Trustee.    Please revise the form of indenture, and elsewhere as
necessary, to
   clarify that restrictions will not apply to the indenture trustee   s duties
in connection with
   actions relating specifically to repurchase requests made by noteholders through the
   indenture trustee, as distinct from the indenture trustee   s duties in
connection with the
   commencement of an asset representations review or dispute resolution.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Kalish at 202-551-7361 or me at 202-551-3262 with any other questions.

                                                            Sincerely,

                                                            /s/ Arthur C.
Sandel

                                                            Arthur C. Sandel
                                                            Special Counsel
                                                            Office of
Structured Finance


cc: Janette A. McMahan, Esq., Kirkland & Ellis LLP